

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail
Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, NJ 07024

>   **Re: Empire Resources, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 6, 2012**
>   **File No. 333-179245**

Dear Ms. Kahn:

We have reviewed your responses to the comments in our letter dated March 21, 2012 and have the following additional comment.

Plan of Distribution, page 37

1. Please disclose that the selling stockholders may be deemed underwriters for this offering. We note, in that regard, the disclosure that was deleted from page 38 of the original filing of the Form S-1 filed on January 30, 2012.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via E-mail
       Rick Werner, Esq.